UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On June 17, 2008, ASAT Holdings Limited (the “Company”) issued a press release announcing that the Company’s American Depositary Shares continues to be traded on the OTC Bulletin Board under the symbol “ASTTY.OB”. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: June 18, 2008

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated June 17, 2008, announcing that the Company’s American Depositary Shares continues to be traded on the OTC Bulletin Board under the symbol “ASTTY.OB”.

Exhibit 99.1

ASAT Holdings Limited To Continue Trading On

The Over The Counter Bulletin Board Under The Symbol ASTTY.OB

HONG KONG and MILPITAS, Calif., – June 17, 2008 – ASAT Holdings Limited (OTC: ASTTY.OB) (the “Company” or “ASAT”), a global provider of semiconductor package design, assembly and test services, today announced that its American Depositary Shares (“ADS”) will continue trading on the OTC Bulletin Board under the symbol “ASTTY.OB”.

The OTC Bulletin Board is a quotation service that displays real-time quotes, last-sale prices and volume information in over-the-counter securities. The Financial Industry Regulatory Authority (FINRA), a self-regulatory organization of the securities industry, oversees the OTC Bulletin Board.

In a separate press release issued by Nasdaq today, The Nasdaq Stock Market announced that it will file a Form 25 with the Securities and Exchange Commission to formally complete the delisting of the Company’s ADS from The Nasdaq Stock Market. This action will have no impact on ASAT’s continued trading on the OTC Bulletin Board.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 19 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding trading on the OTC Bulletin Board, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. The risks, uncertainties and other factors also include the risk that an active trading market in the Company’s American Depositary Shares will not develop or be maintained on the OTC Bulletin Board or any other trading market and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our current reports on Form 6-K containing our quarterly financial information and filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com